NEWS RELEASE
Brightstar Lottery Announces Changes to
Lottery Operations Leadership

Renato Ascoli to step down as Chief Executive Officer, Global Lottery
Marco Tasso promoted to Chief Operating Officer, Global Lottery

LONDON – June 11, 2026 – Brightstar Lottery PLC (NYSE: BRSL) (“Brightstar”) announced today changes to its senior leadership team as part of its evolution as a standalone pure play lottery business that continues to optimize its operations for future growth.

Renato Ascoli, CEO, Global Lottery, will step down effective June 30, 2026. Over a 20-year career in the lottery and gaming industry at Brightstar, he has held senior leadership roles and led complex teams across global markets.

Effective July 1, 2026, Marco Tasso will be promoted to a new role of Executive Vice President and Chief Operating Officer, Global Lottery. Mr. Tasso, currently COO, International and Italy Operations, brings more than 20 years of experience across the company’s B2C and B2B businesses and deep end-to-end knowledge of the lottery ecosystem. In his role, Tasso will have responsibility for all of Brightstar’s global lottery operations, including technology, product development, marketing, sales and product management, supply chain, customer support and field services. He will report directly to Brightstar CEO, Vince Sadusky.

“Renato has made a tremendous impact on our company and the lottery industry,” said Marco Sala, Executive Chair of the Board, Brightstar. “His broad experience across lottery product development, technology and commercial strategy helped us to continuously deliver innovative solutions and services to our lottery customers. I want to thank and congratulate him for his many career accomplishments.”

“As Renato prepares to step down, I want to thank him for his many years of service and steadfast commitment to our business and people,” said Vince Sadusky, CEO of Brightstar. “Having Marco as a part of our senior leadership team supports the company’s vision and strategic goals. As we strengthen our focus on growth, transformation and operational execution, Marco’s insights and experience will help shape the lottery operating organization and optimize it to deliver results.”

Executive Biography
Marco Tasso is a seasoned professional with more than two decades of experience in senior leadership roles across lottery management, global supply chains, strategy, product development, retail execution and consulting in both Europe and the United States. He has held various senior leadership roles at Brightstar and its predecessor company, IGT, including his current position of COO, International and Italy Operations; SVP of Global Supply Chain and Services; and SVP of Global Lottery Marketing.
Marco also previously served as CEO of Northstar Lottery Group, where he managed the first-ever private lottery management contract for the Illinois Lottery, and he later oversaw similar private manager agreements in Indiana and New Jersey. Before that, Marco held leadership positions at Lottomatica, where he managed different business units including instant lotteries, lotto, and commercial services.
Earlier in his career, Marco consulted in roles at Bain and Company and Ernst & Young Consultants, where he developed a specialization in strategic planning, production, and cost-saving initiatives. In this capacity, he worked with prestigious clients such as Telecom Italia, Fiat, and Bridgepoint Capital.
Marco graduated Cum Laude with a degree in mathematics from the Università degli Studi in Messina, Italy, and received an MBA with Distinction from CUOA in Vicenza, Italy.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE: BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com or follow along on LinkedIn.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, products and services, customer relationships, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2025 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

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